Mail Stop 4561

February 7, 2008

Dan Halvorson, Chief Financial Officer
DivX, Inc.
4780 Eastgate Mall
San Diego, CA 92121
By facsimile also at: (858) 882-0601

      Re: **DivX, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed on March 29, 2007

               Definitive Proxy Statement on Schedule 14A
               Filed on April 27, 2007

               Form 10-Q for the Fiscal Quarter Ended September 30, 2007
               Filed on November 14, 2007

               Form 8-K filed on September 27, 2007
               File No. 001-33029

Dear Mr. Halvorson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief